GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK

50 Main Street

White Plains, NY 10606

February 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company of New York (“Great-West”)

COLI VUL-2 Series Account (“Registrant”)

Post-Effective Amendment No. 12 to Registration Statement on Form N-6 (“Amendment”)

File Nos. 333-144503 & 811-22091

Commissioners:

On behalf of Great-West and the above-named Registrant and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), filed herewith is one electronically formatted copy of the above-captioned Amendment to Registrant’s registration statement on Form N-6 for a flexible premium variable universal life insurance policy (the “Policy”).

To facilitate the Commission staff’s review of the Amendment, we will be providing a courtesy copy of this letter to Mr. Patrick Scott in the Insured Investments Office. Capitalized terms in this letter have the same meaning as the defined terms in the prospectus filed as part of the Registration Statement.

1.	Summary of Changes

As background, on December 4, 2013, Great-West ceased selling its Individual Retirement Bonus product that had been issued out of its COLI VUL-4 Series Account. Individual purchasers may now purchase the Policy (known as the Executive Benefits VUL II product) issued by Registrant. To accommodate for individual purchasers, we have made a few changes to the prospectus, as outlined below.

To facilitate the Commission staff’s review of the Amendment, following is a summary of the changes giving rise to the need to file pursuant to Rule 485(a):

•	Clarification that the “Change of Insured Rider” is not available to individual Owners (on pages 6, 11 and 32 of the prospectus, and

U.S. Securities and Exchange Commission

February 28, 2014

•	Clarification that the return of expense charge applies to all Owners on page 21 of the prospectus).

2.	Procedural Matters

Registrant is filing the Amendment pursuant to Rule 485(a) under the Securities Act. Other than the changes reflected in the Amendment, Registrant does not anticipate any further material deletions or revisions to the prospectus or statement of additional information contained in the Registration Statement.

Registrant will file a subsequent amendment under Rule 485(b) to reflect responses to Commission staff comments, if any, on the Amendment and to include financial statements and other information required to be updated annually.

3.	Timetable for Effectiveness

Registrant has requested that the Amendment will automatically become effective on May 1, 2014. We would appreciate the Commission staff’s efforts in processing the Amendment in keeping with that timetable.

Please direct any question or comment to me at 303-737-3821 or to Ann B. Furman of Carlton Fields Jorden Burt, P.A., at 202-965-8130.

Sincerely yours,

/s/ Julie Collett

Julie Collett

Lead Counsel

cc:	Patrick F. Scott, Esq.

Insured Investments Office